Exhibit 99.2

Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three and nine months ended December 31, 2011 and 2010

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Revenue	$185,151	$180,865	$597,840	$622,777
Cost of sales	105,588	94,539	320,997	309,630

Gross margin	79,563	86,326	276,843	313,147

Expenses
Selling, marketing and administration	43,689	45,436	132,271	128,493
Research and development	12,714	13,919	38,643	38,493
Depreciation and amortization of property and equipment	5,182	4,825	15,712	17,335
Amortization of intangible assets	2,392	2,355	7,170	6,590
Restructuring costs (note 4)	8,666	—	13,181	—
Interest expense	2,995	5,329	11,148	21,555
Interest expense on related party debt	—	—	—	5,297
Foreign exchange (gain) loss	(7,274)	(3,275)	14,084	3,073

	68,364	68,589	232,209	220,836

Other income, net	137	129	376	402

Income before income taxes	11,336	17,866	45,010	92,713

Income tax expense (recovery) (note 13)
Current	1,752	2,858	17,910	34,027
Deferred	(1,245)	2,536	(7,375)	(3,122)

	507	5,394	10,535	30,905

Net income	$10,829	$12,472	$34,475	$61,808

Earnings per share amounts (note 15)
Basic and diluted earnings per share	$0.09	$0.10	$0.28	$0.46

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars)

	December 31, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$83,447	$119,025
Trade receivables (note 6)	118,586	105,004
Other current assets	14,364	9,300
Income taxes recoverable	5,340	—
Inventory (note 7)	93,175	81,816
Deferred income taxes	12,324	12,200

	327,236	327,345

Property and equipment (note 8)	107,429	117,173
Goodwill	34,173	34,173
Intangible assets (note 9)	34,720	42,140
Deferred income taxes	20,863	17,177
Deferred financing fees	5,444	8,215

	$529,865	$546,223

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$34,725	$36,579
Accrued and other current liabilities	72,761	79,541
Deferred revenue	32,742	31,516
Income taxes payable	—	2,949
Current portion of long-term debt (note 10)	3,050	3,050

	143,278	153,635

Long-term debt (note 10)	288,988	336,275
Other long-term liabilities	5,763	—
Deferred revenue	89,377	87,992
Deferred income taxes	9,549	11,594

	536,955	589,496
Shareholders’ deficit
Share capital (note 11)
Class A Subordinate Voting Shares—no par value Authorized—unlimited Issued and outstanding—41,981,110 shares as of December 31, 2011 and 44,308,596 shares as of March 31, 2011	458,208	483,412
Class B Shares—no par value Authorized—unlimited Issued and outstanding—79,464,195 shares as of December 31, 2011 and March 31, 2011	238,407	238,407
Accumulated other comprehensive loss (note 5)	(8,202)	(11,894)
Additional paid-in capital (notes 11 and 12)	31,892	8,672
Deficit	(727,395)	(761,870)

	(7,090)	(43,273)

	$529,865	$546,223

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

For the nine months ended December 31, 2011

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2011	$721,819	$(761,870)	$(11,894)	$8,672	$(43,273)
Net income	—	34,475	—	—	34,475
Participant Equity Loan Plan (note 11)	351	—	—	—	351
Repurchase of common shares (note 11)	(25,555)	—	—	15,800	(9,755)
Foreign currency translation	—	—	3,692	—	3,692
Stock-based compensation	—	—	—	7,420	7,420

Balance as of December 31, 2011	$696,615	$(727,395)	$(8,202)	$31,892	$(7,090)

For the nine months ended December 31, 2010

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2010	$161,274	$(831,225)	$(24,364)	$—	$(694,315)
Net income	—	61,808	—	—	61,808
Participant Equity Loan Plan (note 11)	8,370	—	—	—	8,370
2010 Reorganization (note 3)	413,618	—	—	—	413,618
Initial public offering	138,596	—	—	—	138,596
Foreign currency translation	—	—	16,209	—	16,209
Stock-based compensation	—	—	—	5,581	5,581

Balance as of December 31, 2010	$721,858	$(769,417)	$(8,155)	$5,581	$(50,133)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Nine months ended December 31,
	2011	2010
Cash provided by (used in)
Operations
Net income	$34,475	$61,808
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization of property and equipment	18,498	20,541
Amortization of intangible assets	7,170	6,590
Amortization of deferred financing fees	2,481	2,195
Non-cash interest (recovery) expense on long-term debt	(423)	(577)
Non-cash interest expense on related party long-term debt	—	5,297
Non-cash restructuring costs in other long-term liabilities	5,666	—
Stock-based compensation	7,420	5,581
Loss (gain) on foreign exchange	15,866	(440)
Deferred income tax recovery	(7,375)	(3,122)
Loss on disposal of property and equipment	233	9
Trade receivables	(22,965)	(25,205)
Other current assets	(5,483)	7,640
Inventory	(16,514)	(16,225)
Income taxes recoverable and payable	(8,162)	1,660
Accounts payable, accrued and other current liabilities	51	(16,187)
Deferred revenue	8,378	13,325

Cash provided by operating activities	39,316	62,890

Investing
Business acquisition	—	(82,000)
Cash of subsidiary at date of acquisition	—	7,974
Capital expenditures	(16,480)	(20,440)
Proceeds from sale of property and equipment	59	14
Intangible assets	—	(417)

Cash used in investing activities	(16,421)	(94,869)

Financing
Proceeds from IPO, net	—	134,314
Financing fees paid	—	(1,396)
Repurchase of common shares	(9,755)	—
Repayment of debt	(47,289)	(213,544)
Participant equity loan plan, net	235	8,223

Cash used in financing activities	(56,809)	(72,403)

Effect of exchange rate changes on cash and cash equivalents	(1,664)	4,337

Net decrease in cash and cash equivalents	(35,578)	(100,045)
Cash and cash equivalents, beginning of period	119,025	230,169

Cash and cash equivalents, end of period	$83,447	$130,124

Cash and cash equivalents are comprised as follows
Cash	$18,306	$12,380
Short-term investments	65,141	117,744

	$83,447	$130,124

Supplemental cash flow disclosures
Interest paid	$9,731	$26,989
Interest received	$391	$411
Income taxes paid	$26,081	$31,628
Amount of non-cash capital additions in accounts payable and accrued and other current liabilities	$1,926	$3,609

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2011, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Fair value measurement

In January 2010, the Financial Accounting Standards Board (“FASB”) issued revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll-forward activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance was effective for the Company beginning in the first quarter of fiscal 2011, except for the roll-forward of activity on a gross basis for Level 3 fair value measurement, which became effective for the Company in the first quarter of fiscal 2012. The adoption of the remaining guidance in the first quarter of fiscal 2012 did not have a material impact on the Company’s disclosures.

(b) Recently issued pronouncements

In September 2011, the FASB issued authoritative guidance to simplify how entities test goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new authoritative guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company will adopt the guidance in the first quarter of fiscal 2013 and does not expect the adoption to have a material impact on the Company’s results of operations, financial condition or disclosures.

In June 2011, the FASB issued authoritative guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of other comprehensive income in financial statements. The guidance presents amendments requiring total comprehensive income, the components of net income, and the components of other comprehensive income to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements. In December 2011, the FASB issued authoritative guidance to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The new authoritative guidance is effective for fiscal years, and interim periods

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

within those years, beginning after December 15, 2011, and should be applied retrospectively. The Company will adopt the guidance in the first quarter of fiscal 2013 and does not expect the adoption to have a material impact on the Company’s results of operations or financial condition.

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting additional information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the fourth quarter of fiscal 2012 and does not expect the adoption to have a material impact on the Company’s results of operations, financial condition or the Company’s disclosures.

2. 2010 Acquisition

On April 21, 2010, the Company acquired 100% of the issued and outstanding shares of Next Holdings Limited (“NextWindow”), a privately held New Zealand company, for $82,000 in cash.

The acquisition was accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value was recorded as goodwill on acquisition. Fair values were determined based on information available at the date of acquisition. The Company has included the operating results of NextWindow in the consolidated financial statements from the date of acquisition.

The goodwill associated with the acquisition is primarily attributable to broader exposure to international markets, enhancing the Company’s work force with skilled researchers and engineers, and expected incremental revenue from new technologies and customers generated from the existing base of intangible assets. The goodwill is not deductible for income tax purposes.

The Company expensed $1,143 of acquisition-related costs included in selling, marketing and administration in the nine months ended December 31, 2010.

Note 2 in the Company’s audited consolidated financial statements for the year ended March 31, 2011 describes the acquisition in greater detail.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

3. 2010 Reorganization and Initial Public Offering

In the first quarter of fiscal 2011, the Company completed a reorganization of the capital of the Company which effectively resulted in the conversion of the Company’s Voting Common Shares, Voting Preferred Shares, cumulative preferred shares including accrued interest and shareholder note payable into Class A Subordinate Voting Shares, Class B Shares and Class A Preferred Shares and the cancellation of the Company’s Non-voting Common Shares. Following the reorganization, the Company effected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares. This reverse stock split has been reflected retrospectively in these interim financial statements.

In July 2010, in connection with the Company’s initial public offering (“IPO”) transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares, the Class A Preferred Shares were removed from the authorized share capital of the Company and the Company issued Class A Subordinate Voting Shares from Treasury. After giving effect to the IPO, the Company had 44,308,596 Class A Subordinate Voting Shares and 79,464,195 Class B Shares outstanding.

4. Restructuring costs

In August 2011, the Company announced the transfer of the remainder of its interactive whiteboard assembly operations from its leased facility in Ottawa, Canada to existing contract manufacturers. This decision reflected the Company’s ongoing strategy to reduce costs in all areas of its operations and the transition was substantially completed by December 31, 2011.

The change in the Company’s accrued restructuring obligation for the three and nine months ended December 31, 2011 is summarized in the following table.

	Three months ended December 31, 2011				Nine months ended December 31, 2011
	Employee Termination Benefits	Lease Obligation Costs	Other Restructuring Costs	Total	Employee Termination Benefits	Lease Obligation Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of period	$2,568	$—	$—	$2,568	$—	$—	$—	$—
Restructuring costs incurred	—	8,059	607	8,666	3,745	8,059	1,377	13,181
Restructuring costs paid	(2,289)	—	(607)	(2,896)	(3,335)	—	(1,377)	(4,712)
Currency translation adjustment	65	56	—	121	(66)	56	—	(10)

Accrued restructuring obligation at end of period	$344	$8,115	$—	$8,459	$344	$8,115	$—	$8,459

Employee termination benefits include termination costs related to a reduction in workforce and the associated costs of outplacement services. This workforce reduction was completed in phases with substantially all payments for employee termination benefits made by December 31, 2011. The remaining payments will be made during the fourth quarter of fiscal 2012.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility. As a result, the Company recorded lease obligation costs of $8,059 in the third quarter of fiscal 2012 based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term ending April 2017. The accrued lease obligation will be reviewed quarterly and adjusted as required to ensure that it reflects the remaining obligation based on future lease expenditures and estimated future sublease rentals over the balance of the obligation period.

Other restructuring costs incurred by the Company in the second and third quarters of fiscal 2012 included other labor and freight costs related to the closing of the Ottawa facility and transition to contract manufacturers.

During the three and nine months ended December 31, 2011, the Company recorded $282 and $1,359 in raw materials inventory write-offs, respectively, related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities. These costs were recorded in cost of sales in the consolidated statements of operations and are therefore not included in the preceding table.

At December 31, 2011, the current portion of the accrued restructuring obligation of $2,753 was included in accrued and other current liabilities with the remaining long-term portion of $5,706 included in other long-term liabilities.

5. Accumulated other comprehensive loss and comprehensive income

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Accumulated other comprehensive loss
Balance at beginning of period	$(4,704)	$(4,865)	$(11,894)	$(24,364)
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(269)	(1,869)	(138)	15,773
Unrealized (losses) gains on translation of foreign subsidiaries to Canadian dollar functional currency	(3,229)	(1,421)	3,830	436

Other comprehensive (loss) income	(3,498)	(3,290)	3,692	16,209

Balance at end of period	$(8,202)	$(8,155)	$(8,202)	$(8,155)

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Comprehensive income
Net income	$10,829	$12,472	$34,475	$61,808
Foreign currency translation	(3,498)	(3,290)	3,692	16,209

Comprehensive income	$7,331	$9,182	$38,167	$78,017

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

6. Trade receivables

	December 31, 2011	March 31, 2011
Trade receivables	$121,703	$108,608
Allowance for doubtful receivables	(3,117)	(3,604)

	$118,586	$105,004

7. Inventory

	December 31, 2011	March 31, 2011
Raw materials	$5,534	$19,939
Finished goods	90,555	65,018
Provision for obsolescence	(2,914)	(3,141)

	$93,175	$81,816

8. Property and equipment

	December 31, 2011	March 31, 2011
Cost
Building	$72,214	$75,745
Information systems, hardware and software	58,499	49,020
Assembly equipment, furniture, fixtures and other	43,313	43,497
Assets under construction	7,552	11,837

	$181,578	$180,099
Accumulated depreciation and amortization
Building	$8,500	$6,638
Information systems, hardware and software	35,077	27,090
Assembly equipment, furniture, fixtures and other	30,572	29,198

	$74,149	$62,926
Net book value
Building	$63,714	$69,107
Information systems, hardware and software	23,422	21,930
Assembly equipment, furniture, fixtures and other	12,741	14,299
Assets under construction	7,552	11,837

	$107,429	$117,173

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

9. Intangible assets

	December 31, 2011	March 31, 2011
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,799	4,047

	$50,899	$51,147
Accumulated amortization
Acquired technology	$9,058	$5,039
Customer relationships	5,921	3,296
Other intellectual property	1,200	672

	$16,179	$9,007
Net book value
Acquired technology	$20,542	$24,561
Customer relationships	11,579	14,204
Other intellectual property	2,599	3,375

	$34,720	$42,140

10. Long-term debt and credit facilities

	December 31, 2011	March 31, 2011
First lien facility	$292,038	$294,325
Second lien facility	—	45,000

	292,038	339,325
Current portion of long-term debt	(3,050)	(3,050)

	$288,988	$336,275

All debt and credit facilities are U.S. dollar facilities.

The Company has two revolving credit facilities totaling $100,000 that form part of the First lien facility: a $45,000 facility that bears interest at LIBOR plus 2.0% and a $55,000 facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of December 31, 2011.

In the first quarter of fiscal 2012, $10,000 of the Second lien facility was repaid. The remaining balance of this facility, totaling $35,000, was repaid in July 2011.

11. Share capital

(a) Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

(ii) Issued and outstanding

	March 31, 2011	Participant Equity Loan Plan	Shares repurchased for cancellation	December 31, 2011
Class A Subordinate Voting Shares
Shares	44,308,596	—	(2,327,486)	41,981,110
Stated amount	$483,412	$351	$(25,555)	$458,208
Class B Shares
Shares	79,464,195	—	—	79,464,195
Stated amount	$238,407	$—	$—	$238,407

Total share capital
Shares	123,772,791	—	(2,327,486)	121,445,305
Stated amount	$721,819	$351	$(25,555)	$696,615

(b) Participant equity loan plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase common shares of the Company at fair market value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital.

Share capital increased by $351 in the nine months ended December 31, 2011, as a result of Plan activity which consisted of loan principal and interest repayments totaling $316, interest accrued during the period of $83 and foreign exchange adjustments of $118. Total loans and accrued interest amounted to $2,272 at December 31, 2011 (2010 – $2,584).

In August 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the IPO transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. As a result of this amendment, the difference between the fair value of the affected shares at the date of the amendment and the fair value at the initial issuance of the shares is being recognized as stock-based compensation ratably on a graded basis over the period the restrictions lapse. The expense is included in selling, marketing, and administration and research and development, with an offsetting credit to additional paid-in capital and is adjusted to reflect expected forfeitures based on Company historical data. Changes in the forfeiture rate will result in changes in the amount of compensation cost recognized over the amortization period. The total value expensed in the nine months ended December 31, 2011 was $4,925 and $7,567 in the year ended March 31, 2011. The remaining amount to be expensed over the next seven months is expected to be $1,958.

(c) Share repurchase plan

On August 19, 2011, the Company’s Board of Directors approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000, or approximately 9%, of the Company’s

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

44,308,596 Class A Subordinate Voting Shares outstanding at that time. The shares may be purchased in the open market at prevailing market prices over a 12-month period commencing August 25, 2011 and ending August 24, 2012. In the nine months ended December 31, 2011, the Company repurchased for cancellation 2,327,486 Class A Subordinate Voting Shares at an average price of $4.19 per share for a total purchase price of $9,755, resulting in a reduction to stated capital of $25,555 and a corresponding credit to additional paid-in capital of $15,800.

12. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At December 31, 2011 there were 8,355,257 stock-based awards available for future grant.

(a) Stock options

A summary of the status of the Company’s stock options at December 31, 2011 and 2010 and changes during the three and nine months then ended is as follows.

	Three months ended December 31,				Nine months ended December 31,
	2011		2010		2011		2010
	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option
Balance at beginning of period	3,153,213	$9.91	1,132,000	$17.00	1,416,000	$16.24	—	$—
Granted	179,409	$4.40	297,000	$13.42	2,096,491	$5.61	1,437,000	$16.26
Exercised	—	$—	—	$—	—	$—	—	$—
Forfeited	(203,348)	$14.88	(8,000)	$17.00	(383,217)	$14.98	(16,000)	$17.00

Balance at end of period	3,129,274	$9.27	1,421,000	$16.25	3,129,274	$9.27	1,421,000	$16.25

Exercisable at end of period	16,618	$17.00	—	$—	16,618	$17.00	—	$—

The options granted in the nine months ended December 31, 2011 will vest over four years.

Stock-based compensation expense related to options included in selling, marketing and administration expense and research and development expense for the three months ended December 31, 2011 was $531 (2010 – $405), and for the nine months ended December 31, 2011 was $1,469 (2010 – $729). As at December 31, 2011, the total compensation cost not yet recognized related to stock options was $7,069. This amount is expected to be recognized over the next 47 months on a weighted-average basis.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

The weighted-average fair value of the stock options granted was calculated using the Black-Scholes-Merton (“BSM”) option-pricing model with the following assumptions.

	Three months ended December 31, 2011	Nine months ended December 31, 2011
Fair value of stock options granted during the period	$1.57	$2.02
Assumptions
Risk-free interest rate	0.64%	0.64%-1.42%
Volatility	45.00%	45.00%
Expected life in years	4.0	4.0
Expected dividend yield	0.00%	0.00%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the three and nine months ended December 31, 2011 is the Company’s estimate of the future volatility of the share price based on a review of the volatility of comparable public companies. The assumed expected life is the Company’s estimated exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated annual forfeiture rate was 10.0 % for the nine months ended December 31, 2011.

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

During the nine months ended December 31, 2011, the Company issued 30,000 DSUs. Compensation expense relating to DSUs for the three and nine months ended December 31, 2011 included in selling, marketing and administration expense amounted to zero and $175, respectively (zero for the three and nine months ended December 31, 2010). No additional compensation expense is expected with respect to issued DSUs.

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company.

During the nine months ended December 31, 2011, the Company issued 248,750 time-based RSUs which vest evenly over three years of which 6,250 were forfeited in the three months ended December 31, 2011.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

Time-based RSUs are fair valued at the date of grant and compensation expense is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the three and nine months ended December 31, 2011 included in selling, marketing and administration expense and research and development expense amounted to $212 and $455, respectively (zero for the three and nine months ended December 31, 2010).

During the nine months ended December 31, 2011, the Company also issued 400,000 performance-based RSUs to executives of the Company of which 12,500 were forfeited in the three months ended December 31, 2011. These performance-based RSUs vest after three years upon meeting total shareholder return performance criteria measured against a group of peer companies. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to performance-based RSUs for the three and nine months ended December 31, 2011 included in selling, marketing and administration expense and research and development expense amounted to $183 and $396, respectively (zero for the three and nine months ended December 31, 2010).

As at December 31, 2011, estimated total compensation expense not yet recognized related to all RSUs was $2,822 which is expected to be recognized over the next 30 months.

13. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Nine months ended December 31,
	2011	2010
Income before income taxes	$45,010	$92,713
Combined tax rate	26.13%	27.89%
Expected income tax expense	11,761	25,858
Adjustments
Non-deductible, non-taxable items	4,687	3,697
Variation in foreign tax rates	969	1,015
Deferred income tax rate differences	378	1,069
Change in valuation allowance	(399)	1,546
Investment tax credits—current year	(4,025)	(3,200)
Investment tax credits—prior years	(3,706)	—
Other	870	920

Income tax expense	$10,535	$30,905

The Canada Revenue Agency is conducting an examination of the Company’s Canadian income tax returns of taxation years ending in the 2008 and 2009 fiscal years. The German Tax Authority is also conducting an examination of the Company’s German income tax returns of taxation years ending in the 2006 to 2009 fiscal years. Notwithstanding management’s belief in the merit of the Company’s tax filing positions, it is possible that

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

14. Product warranty

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The accrued warranty obligation is reviewed quarterly to establish that it reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from the estimates. The accrued warranty obligation is included in accrued and other current liabilities.

The change in the Company’s accrued warranty obligation for the three and nine months ended December 31, 2011 and 2010 are summarized in the following table.

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Accrued warranty obligation at beginning of period	$10,893	$7,888	$11,543	$10,840
Actual warranty costs incurred	(3,612)	(4,811)	(11,603)	(7,418)
Warranty provision	4,628	5,430	12,881	5,211
Currency translation adjustment	340	285	(572)	159

Accrued warranty obligation at end of period	$12,249	$8,792	$12,249	$8,792

15. Earnings per share amounts

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Net income for basic and diluted earnings per share available to common shareholders	$10,829	$12,472	$34,475	$61,808
Weighted-average number of shares outstanding—basic	122,032,587	123,772,791	123,150,160	133,067,015
Effect of dilutive securities—stock-based compensation	660,000	—	660,000	—

Weighted-average number of shares outstanding—diluted	122,692,587	123,772,791	123,810,160	133,067,015

Basic earnings per share	$0.09	$0.10	$0.28	$0.46
Diluted earnings per share	$0.09	$0.10	$0.28	$0.46

The weighted-average number of shares outstanding for the three and nine months ended December 31, 2011 reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

April 1, 2011 to December 31, 2011. Options to purchase 3,129,274 Class A Subordinate Voting Shares were outstanding at December 31, 2011. During the three and nine months ended December 31, 2011, 131,000 and 2,012,574 options respectively, had an exercise price lower than the weighted-average trading price of underlying Class A Subordinate Voting Shares. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting shares for the three and nine months ended December 31, 2011 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the three and nine months ended December 31, 2011. Diluted earnings per share includes the dilutive impact of outstanding DSUs and RSUs for the three and nine months ended December 31, 2011.

The weighted-average number of shares outstanding for the three and nine months ended December 31, 2010 reflects voting common shares and non-voting shares outstanding on a pro-rata basis from April 1, 2010 to June 8, 2010, the date of the 2010 Reorganization and Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from June 9, 2010 to December 31, 2010, after giving retroactive effect to the one-for-two share split effected June 24, 2010 for the Class A Subordinate Voting Shares and the Class B Shares. Options to purchase 1,421,000 Class A Subordinate Voting Shares were outstanding at December 31, 2010 of which 134,500 options had an exercise price lower than the weighted average trading price of underlying Class A Subordinate Voting Shares during the three and nine months ended December 31, 2010. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting shares for the three and nine months ended December 31, 2010 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the three and nine months ended December 31, 2010.

16. Guarantees and contingencies

(a) Securities Class Actions

Since December 2010, several class action complaints against the Company and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions were subsequently dismissed voluntarily. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, in June 2011, the U.S. District Court for the Northern District of Illinois appointed, as Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In October 2011, the Court granted the defendants’ motion to transfer the case to the U.S. District Court for the Southern District of New York where it is now pending. A motion to dismiss the case was filed by the defendants in the New York court on January 6, 2012.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO. A second class proceeding was subsequently initiated by the same law firm with an Ontario-based plaintiff and it is expected that the two actions will be consolidated into one class action.

In September 2011, an additional class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. Both motions are pending.

The foregoing litigation proceedings are in their early stages. As a result, the Company is not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against the Company with such proceedings (or any related proceedings).

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

(c) Litigation

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

17. Segmented disclosure

The Company reports segmented information as a single reportable business segment based upon the manner in which related information is organized and managed. The Company’s operations are substantially related to the design, development and sale of hardware and software of interactive whiteboards and related products that enable group collaboration and learning.

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Revenue
United States	$91,177	$103,280	$357,572	$404,678
Canada	12,608	12,651	39,469	44,322
Europe, Middle East and Africa	60,815	51,151	145,295	132,304
Rest of World	20,551	13,783	55,504	41,473

	$185,151	$180,865	$597,840	$622,777

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

For the nine months ended December 31, 2011 and 2010, no single customer accounted for more than 10% of revenues.

18. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

December 31, 2011

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$65,141	$—	$—	$65,141
Derivative instruments	—	1,044	—	1,044

Total assets	$65,141	$1,044	$—	$66,185

Liabilities
Derivative instruments	$—	$1,032	$—	$1,032

Total liabilities	$—	$1,032	$—	$1,032

March 31, 2011

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$108,363	$—	$—	$108,363
Derivative instruments	—	1,340	—	1,340

Total assets	$108,363	$1,340	$—	$109,703

Liabilities
Derivative instruments	$—	$1,846	$—	$1,846

Total liabilities	$—	$1,846	$—	$1,846

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

(a) Fair value of derivative contracts

December 31, 2011

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(297 506 42)	Jan 2012 to Nov 2012 Jan 2012 to Jul 2012 Jan 2012 to Jul 2012	0.9526 - 1.0617 1.3466 - 1.3891 1.5556 - 1.6068	USD 47,000 EUR 10,500 GBP 4,000

	$251

Interest rate derivative contracts	$(239)	Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

March 31, 2011
	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$832 (426 408)	Apr 2011 to Sep 2011 Apr 2011 to Jan 2012 Apr 2011 to Jan 2012	1.0311 - 1.0460 1.2970 - 1.4069 1.5081 - 1.6027	USD 13,000 EUR 17,500 GBP 11,500

	$814

Interest rate derivative contract	$(1,320)	Dec 2011	1.253%	60% of the outstanding principal on the first and second lien term loans over the contract term

The Company enters into foreign exchange forward derivative contracts to hedge its risks in the movement of foreign currencies against the Canadian dollar. The fair value of the foreign exchange derivative contracts of $1,022 is included in other current assets at December 31, 2011 (March 31, 2011 – $1,340). The fair value of the foreign exchange derivative contracts of $771 is included in accrued and other current liabilities at December 31, 2011 (March 31, 2011 – $526). Changes in the fair value of these contracts are included in foreign exchange loss (gain). The Company recorded gains of $3,690 and $3,097 for the three months ended December 31, 2011 and 2010, respectively, and a loss of $1,419 and a gain of $933 for the nine months ended December 31, 2011 and 2010, respectively.

The fair value of interest rate derivative contracts included in other current assets is $22 at December 31, 2011 (March 31, 2011 – zero). The fair value of interest rate derivative contracts included in accrued and other current liabilities is $204 at December 31, 2011 (March 31, 2011 – $1,320) and included in other long-term liabilities is $57 at December 31, 2011 (March 31, 2011 – zero). Changes in the fair value of these contracts are included in interest expense. The Company recorded gains of $488 and $406 for the three months ended December 31, 2011 and 2010, respectively, and gains of $1,081 and $3,582 for the nine months ended December 31, 2011 and 2010, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2011 and 2010

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities. The carrying value and fair value of the Company’s long-term debt as at December 31, 2011 and March 31, 2011, are as follows.

	December 31, 2011		March 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$292,038	$284,773	$339,325	$329,837

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

19. Related party transactions

All transactions with related parties were nominal for the nine months ended December 31, 2011 and 2010 with the exception of those disclosed in note 3.

20. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.